Exhibit 99.1

SCHEDULE 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of the Corporation

NOUVEAU MONDE GRAPHITE INC. (the “Corporation”)

331 Rue Brassard

Saint-Michel-des-Saints QC, J0K 3B0

2.	Date of Material Change

May 19, 2021

3.	News Release

A news release, in French and English versions, was issued on May 19, 2021 through Globe Newswire and filed on SEDAR.

4.	Summary of Material Change

The Corporation announced to have successfully been admitted on the New York Stock Exchange (“NYSE”).

5.	Full Description of Material Change

The Corporation announced that the NYSE has approved the listing of its common shares to its quote and expected its common shares will open for trading on May 24, 2021, under the symbol “NMG”.

In addition to listing and trading on the NYSE in U.S. dollars, the Corporation’s common shares continue to be listed and trade on the TSX Venture Exchange (“TSXV”) in Canadian dollars under the symbol “NOU”. The Corporation’s common shares will also continue to trade on the Frankfurt Stock Exchange under the symbol “NM9”.

6.	Reliance on subsection 7.1(2) of Regulation 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For all additional information, please contact:

Mr. David Torralbo

Chief Legal Officer and Corporate Secretary
Telephone: (514) 605-6574

9.	Date of Report

May 26, 2021